EXHIBIT 23.2
Consent of Independent Registered Public Accounting Firm

The Board of Directors
Hooper Holmes, Inc.:

We consent to incorporation by reference in the registration statement on Form S-8 of Hooper Holmes, Inc., relating to the Hooper Holmes, Inc. 2011 Omnibus Employee Incentive Plan, of our report dated March 14, 2011, with respect to the consolidated balance sheets of Hooper Holmes, Inc. and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2010, and the related consolidated financial statement schedule, which report appears in the December 31, 2010 annual report on Form 10-K of Hooper Holmes, Inc.

/s/ KPMG LLP

Short Hills, New Jersey
August 12, 2011